================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Gulf Indonesia Resources Limited
                        --------------------------------
                                (Name of Issuer)

                                  Common Shares
                                  -------------
                         (Title of Class of Securities)

                                    402284103
                                 --------------
                                 (CUSIP Number)


                                 Wayne C. Byers
                                   Conoco Inc.
                          600 North Dairy Ashford Road
                                Houston, TX 77079
                                 (281) 293-1000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with a copy to

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000

                                  June 7, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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                                   Page 1 of 5
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 CUSIP No.     402284103

--------------------------------------------------------------------------------
   1     Names of Reporting Persons
         Identification Nos. of Above Persons (entities only)

         CONOCO INC.
         IRS# 51-0370352
         CONOCO CANADA RESOURCES LIMITED
         IRS# 98-0086499
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [ ]                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
         Source of Funds (See Instructions)
   4     BK, OO
--------------------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required
   5     Pursuant to Items 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
         Citizenship or Place of Organization
         CONOCO INC. - DELAWARE
   6     CONOCO CANADA RESOURCES LIMITED - NOVA SCOTIA
--------------------------------------------------------------------------------
                                      Sole Voting Power
                                      0
                                 7
                                ------------------------------------------------
                                      Shared Voting Power
                                      63,650,000
                                 8
                                ------------------------------------------------
          Number of                   Sole Dispositive Power
            Shares                    0
         Beneficially            9
        Owned by Each           ------------------------------------------------
          Reporting                   Shared Dispositive Power
         Person with                  63,650,000
                                 10
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
         63,650,000
  11
--------------------------------------------------------------------------------
         Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions) [ ]
  12
--------------------------------------------------------------------------------
         Percent of Class Represented
         by Amount in Row (11)
         72.3%
  13
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
         CO
  14
--------------------------------------------------------------------------------

        This Amendment amends and supplements the Statement on Schedule 13D filed by Conoco Inc. ("Conoco") and Conoco Canada Resources Limited ("Conoco Canada") with the Securities and Exchange Commission on July 26, 2001, as amended by Amendment No. 1 to the Schedule 13D filed on May 28, 2002, with respect to the common shares, par value $0.01 per share (the "Gulf Indonesia Common Shares"), of Gulf Indonesia Resources Limited, a New Brunswick corporation ("Gulf Indonesia").

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended by adding the following language:

        On June 7, 2002, the board of directors of Gulf Indonesia (the "Board of Directors") reviewed Conoco Canada's previously announced proposal to acquire all Gulf Indonesia Common Shares not owned by Conoco Canada at a price of $13.25 per Gulf Indonesia Common Share (the "Offer"). The Board of Directors, based upon the recommendation of a committee of independent directors of Gulf Indonesia, approved the Offer and a support agreement that gives effect to the Offer (the "Support Agreement"). On June 7, 2002, Conoco Canada, Conoco and Gulf Indonesia executed the Support Agreement which is filed herewith as
Exhibit 4 and incorporated herein by reference.

        A press release relating to the Offer and the execution of the definitive Support Agreement has been issued by Conoco Canada and Gulf Indonesia and is filed herewith as Exhibit 5 and incorporated herein by reference.

        Certain officers and directors of Conoco and Conoco Canada hold options in Gulf Indonesia that will vest in connection with the Offer and Gulf Indonesia Common Shares that will be tendered in the Offer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 4 Support Agreement, dated as of June 7, 2002, among Conoco Inc., Conoco Canada Resources Limited and Gulf Indonesia Resources Limited.

Exhibit 5       Press Release, dated June 10, 2002.

                                    Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Date: June 10, 2002

                                    CONOCO INC.


                                     by:     /s/ SIGMUND L. CORNELIUS
                                          --------------------------------------
                                          Name:  Sigmund L. Cornelius
                                          Title: Vice President and Treasurer


                                    CONOCO CANADA RESOURCES LIMITED


                                     by:     /s/ MURRAY E. HESJE
                                          --------------------------------------
                                          Name:  Murray E. Hesje
                                          Title: Senior Vice President, Finance

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                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------
Exhibit 4       Support Agreement, dated as of June 7, 2002, among Conoco Inc.,
                Conoco Canada Resources Limited and Gulf Indonesia Resources
                Limited.

Exhibit 5       Press Release, dated June 10, 2002.